Via EDGAR

November 23, 2010

Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:  Horizon Bancorp
Form 10-Q for the Quarterly Period Ended June 30, 2010
Filed August 12, 2010
File No. 000-10792

Dear Mr. Vaughn

This correspondence is Horizon Bancorp’s response to comments received from the Securities and Exchange Commission on November 8, 2010, regarding Horizon Bancorp's Form 10-Q for the quarter ended June 30, 2010.  To assist you in reviewing our responses, we have included each comment as stated in your letter and, following each comment, we have provided our response.

Form 10Q for the Quarterly Period Ended June 30, 2010

General

1.
Comment:  We note your response to comment 3 of our letter dated September 21, 2010.  Please tell us how you determined that Items I, III, IV and V of Industry Guide III were not relevant and/or material to your interim operations in light of the changes in asset and liability balances and the activity in the allowance for loan losses during the period.  Otherwise, please revise future filings to include these required disclosures.

Response:  The Company will revise future filings to include Items of Industry Guide III that have material changes.  The June 30, 2010 and September 30, 2010 Form 10-Q did include selected disclosures related to Items I, III, and IV from Industry Guide III.

In closing, Horizon Bancorp acknowledges that:
•	Horizon is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Horizon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses above, please contact the undersigned at (219) 873-2611.

Sincerely,

/s/ Mark E. Secor

Mark E. Secor
Chief Financial Officer
Horizon Bancorp